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FORM 4
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STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.       Name and Address of Reporting Person

         Posey, H. Wayne
         801 Cherry Street, Suite 1450
         Fort Worth, Texas  76102
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2.       Issuer Name and Ticker or Trading Symbol

         ProMedCo Management Company (PMCO)
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3.       IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Statement for Month/Year - March 1998
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5.       If Amendment, Date of Original (Month/Day/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         1. Director       2. Officer - President and Chief Executive Officer
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.       Title of Security -
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2-4      Transaction Date   Transaction     Securities Acquired (A)
         (Month/Day/Year)      Code           Amount     Price (per share)


           All securities were Acquired.
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5-7.   Amount of Securities             Ownership Form:       Nature of Indirect
         Beneficially Owned at          Direct (D) or       Beneficial Ownership
         End of Month.                   Indirect (I)


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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.       Title of Security - Common Stock Warrants
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2-5     Conversion                                          Number of Derivative
        or Exercise                                          Securities Acquired
    Price of Derivative    Transaction Date   Transaction    or Disposed of
           Security        (Month/Day/Year)      Code
         1.25                 3/25/98             J*               43,693

           All securities were Acquired.
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6-8.   Date Exercisable and          Title and Amount            Price of
       Expiration Date            of Underlying Securities       Derivative
       (Month/Day/Year)            Title     Amount or Number    Securities
     Immed.      6/30/03      Common Stock        43,693            ---

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9-10.  Number of Derivative Securities        Ownership Form of Derivative
        Beneficially Owned at End                 Security:  Direct (D)
             of Month                               or Indirect (I)

              499,863                                       D

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Explanation of Responses:


* Reflects the cancellation of warrants held by the reporting person in payment of the outstanding principal of and accrued interest on a $600,000 loan from the Issuer.


SIGNATURE OF REPORTING PERSON



/s/ H. WAYNE POSEY
H. Wayne Posey



Date:  April 10, 1998